EXHIBIT 20

                                                                  [CIGNA LOGO]

NEWS RELEASE

For Release:      Immediate


Contact: Ted Detrick, Financial Relations - (215) 761-6130 Michael J. Monroe, Media Relations - (215) 761-6133



                    CIGNA REPORTS THIRD QUARTER 1998 RESULTS
       EMPLOYEE LIFE & HEALTH AND RETIREMENT SAVINGS POST STRONG RESULTS;
                 PROPERTY AND CASUALTY REFLECTS HURRICANE LOSSES


PHILADELPHIA, November 2, 1998 -- CIGNA Corporation (NYSE: CI) today reported third quarter 1998 operating income* of $241 million, or $1.14 per share, compared with operating income of $262 million, or $1.17 per share, for the same period last year. The third quarter of 1998 includes $44 million of after-tax catastrophe losses, $42 million of which were associated with damages from Hurricane Georges, principally in Puerto Rico.

For the nine months of 1998, operating income was $772 million, or $3.59 per share, excluding an after-tax gain of $202 million from the first quarter sale of CIGNA's individual life insurance and annuity businesses. Including the gain on sale, operating income was $974 million, or $4.53 per share. For the nine months of 1997, operating income was $792 million, or $3.55 per share.



-----------------------
* Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results. All earnings per share amounts are on a diluted basis.

SEGMENT RESULTS:

Employee Life and Health Benefits
---------------------------------
This segment includes CIGNA's HMO and indemnity operations as well as Healthsource results since the acquisition date of June 25, 1997. The segment had operating income of $159 million in the third quarter of 1998, up 24 percent, compared with $128 million for the same period last year. For the nine months of 1998, operating income was $432 million, compared with $371 million for the same period last year.

HMO medical membership at September 30, 1998 was 6.5 million members, an increase of 593,000 members, or 10 percent, from December 31, 1997, and up 11 percent over third quarter 1997.

Employee Retirement and Savings Benefits
----------------------------------------
This segment, which operates in the defined contribution and defined benefit markets, had operating income of $59 million in the third quarter of 1998, compared with $53 million for the same period last year. For the nine months of 1998 and 1997, operating income was $171 million and $160 million, respectively.

Assets under management at September 30, 1998 were $46.9 billion, an increase of 3 percent from $45.5 billion as of September 30, 1997.

Individual Financial Services
-----------------------------
CIGNA sold its individual life insurance and annuity businesses effective January 1, 1998 to Lincoln National Corporation. Following the sale, the segment includes the recognition of a portion of the deferred gain from the sale as well as the results of CIGNA's corporate-owned life insurance, and life, accident and health reinsurance businesses. Operating income for the third quarter of 1998 was $40 million, including $17 million of deferred gain from the sale, compared with operating income of $51 million for the third quarter of 1997.

The segment's operating income for the nine months of 1998, excluding the $202 million gain on the sale that was recognized at closing, was $118 million, compared with $146 million for the same period last year.

Property and Casualty
---------------------
Ongoing operations (Domestic and International operations combined) had operating income of $13 million and a GAAP combined ratio after policyholders' dividends ("combined ratio") of 109 for the third quarter of 1998. These results include after-tax catastrophe losses of $44 million, primarily associated with Hurricane Georges ($42 million). This compares with operating income of $59 million and a combined ratio of 100 for the same period last year. For the nine months of 1998, operating income was $118 million, compared with $174 million for the nine months of 1997.

Domestic had operating income of $26 million for the third quarters of 1998 and 1997. The combined ratio was 106 for the third quarter of 1998, compared with a combined ratio of 105 for the third quarter of 1997. International had an operating loss of $13 million and a combined ratio of 112 for the third quarter of 1998. This compares with operating income of $33 million and a combined ratio of 95 for the third quarter of 1997.

The $44 million of after-tax catastrophe losses for the third quarter of 1998 compares with $1 million for the same period last year. After-tax catastrophe losses for the nine months of 1998 were $63 million, compared with $10 million for 1997.

Other
-----
Other Operations includes unallocated investment income, interest expense (including debt service associated with the Healthsource acquisition) and taxes, and the results of CIGNA's settlement annuity business, investment and real estate subsidiaries and certain new business initiatives. Other Operations had an operating loss of $30 million in the third quarter of 1998, compared with an operating loss of $29 million for the same period last year. For the nine months of 1998, operating losses totaled $67 million, compared with $60 million in the same period of 1997.

NET INCOME
----------
Consolidated net income for the third quarter of 1998 was $251 million, or $1.19 per share, compared with $279 million, or $1.25 per share, for the same period last year. Consolidated net income for the nine months of 1998 was $1.1 billion, or $4.90 per share, including an after-tax gain of $202 million from the sale of certain businesses. Consolidated net income for the same period last year was $846 million, or $3.79 per share.

REVENUES
--------
Consolidated revenues for the third quarters of 1998 and 1997 were $5.2 billion. For the nine months of 1998, revenues were $16.0 billion, compared with $14.5 billion for the same period last year.

ASSETS/SHAREHOLDERS'EQUITY
---------------------------
Assets at September 30, 1998 were $109 billion, compared with $108 billion at December 31, 1997. Shareholders' equity was $8.2 billion, or $39.50 per share, at September 30, 1998, compared with $7.9 billion, or $36.55 per share, at December 31, 1997.

SHARE REPURCHASE
----------------
During the third quarter of 1998, CIGNA repurchased 5,893,400 shares of its common stock for $385 million, which is in addition to the 5,508,500 shares repurchased in the first half of 1998 for $371 million. In 1998, through October 30, CIGNA has repurchased a total of 12,400,600 shares for $822 million.

                #                #                 #                 #

Quarterly   earnings  are  available  on  CIGNA's  home  page  on  the  Internet
(http://www.cigna.com).

CIGNA  CORPORATION                                                                                               [CIGNA LOGO}
COMPARATIVE  SUMMARY  OF  FINANCIAL  RESULTS
(Dollars in millions, except per share amounts)
=============================================================================================================================
                                                             Three Months Ended                       Nine Months Ended
                                                               September 30,                             September 30,
                                                          1998              1997                   1998               1997
-----------------------------------------------------------------------------------------------------------------------------
REVENUES
    Premiums and fees                               $       4,093     $      3,925          $      12,109     $       10,795
    Net investment income                                     911            1,057                  2,790              3,172
    Other revenues                                            205              175                    620                498
    Gain on sale of businesses (1)                              -                -                    316                  -
    Realized investment gains                                  17               25                    123                 81
-----------------------------------------------------------------------------------------------------------------------------
         Total                                      $       5,226     $      5,182          $      15,958     $       14,546
----------------------------------------------------=========================================================================

OPERATING INCOME (LOSS) BY SEGMENT (1)(2)
    Employee Life and Health Benefits:
        Indemnity operations                        $          77     $         76          $         218     $          202
        HMO operations                                         82               52                    214                169
                                                      ------------      -----------           ------------      -------------
          Total Employee Life and Health Benefits             159              128                    432                371
    Employee Retirement and Savings Benefits                   59               53                    171                160
    Individual Financial Services                              40               51                    320                146
    Property and Casualty:
       International                                          (13)              33                     46                102
       Domestic                                                26               26                     72                 72
                                                      ------------      -----------           ------------      -------------
          Ongoing operations                                   13               59                    118                174
       Run-off operations                                       -                -                      -                  1
                                                      ------------      -----------           ------------      -------------
             Total Property and Casualty                       13               59                    118                175
     Other Operations                                         (30)             (29)                   (67)               (60)
-----------------------------------------------------------------------------------------------------------------------------
        Total                                       $         241     $        262          $         974     $          792
----------------------------------------------------=========================================================================

NET INCOME (LOSS) BY SEGMENT (1)
    Employee Life and Health Benefits:
        Indemnity operations                        $          96     $         72          $         273     $          204
        HMO operations                                         82               52                    214                169
                                                      ------------      -----------           ------------      -------------
          Total Employee Life and Health Benefits             178              124                    487                373
    Employee Retirement and Savings Benefits                   64               51                    187                167
    Individual Financial Services                              43               49                    328                151
    Property and Casualty:
       International                                          (30)              44                     26                127
       Domestic                                                25               39                     76                 86
                                                      ------------      -----------           ------------      -------------
          Ongoing operations                                   (5)              83                    102                213
       Run-off operations                                       1               (1)                    12                  -
                                                      ------------      -----------           ------------      -------------
             Total Property and Casualty                       (4)              82                    114                213
    Other Operations                                          (30)             (27)                   (62)               (58)
-----------------------------------------------------------------------------------------------------------------------------
        Total                                       $         251     $        279          $       1,054     $          846
----------------------------------------------------=========================================================================

DILUTED EARNINGS PER SHARE:
    Operating income                                $        1.14     $       1.17          $        4.53     $         3.55
    After-tax realized investment gains                      0.05             0.08                   0.37               0.24
-----------------------------------------------------------------------------------------------------------------------------

    Net income                                      $        1.19     $       1.25          $        4.90     $         3.79
----------------------------------------------------=========================================================================
    Weighted average shares (in thousands)                211,512          223,572                215,247            223,175
----------------------------------------------------=========================================================================

SHAREHOLDERS' EQUITY at September 30:                                                       $       8,156     $        7,991
--------------------------------------------------------------------------------------------=================================

SHAREHOLDERS' EQUITY PER SHARE at September 30:                                             $       39.50     $        35.97
--------------------------------------------------------------------------------------------=================================

(1) Reflects the pre-tax gain of $316 million ($202 million after-tax) recognized as of January 1, 1998 in connection with the sale of the individual life insurance and annuity businesses.

(2) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.